NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	May 11, 2016

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC.

FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2016

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS) (NYSE MKT:KIQ) (“Kelso” or the “Company”) reports that it has released its unaudited interim financial statements and Management Discussion and Analysis for the three months ended March 31, 2016.

The unaudited interim financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF THE THREE MONTHS ENDED MARCH 31, 2016

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Reported net loss (IFRS) for the three months ended March 31, 2016 was $686,404 ($0.01 per share) compared to reported net income of $328,869 ($0.01 per share) for the three months ended March 31, 2015.

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Revenues for the three months ended March 31, 2016 were $1,933,432 compared to $6,871,684 for the three months ended March 31, 2015. The railroad recession continued to worsen in the first quarter of 2016. HAZMAT businesses have cut back on production which has led to lower demand for rail tank cars. This in turn has dramatically slowed the production business of rail tank car manufacturers and consequently sales of Kelso products.

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Gross profit was $374,156 (19.4% of revenues) for the three months ended March 31, 2016 compared to $2,967,102 (43.2% of revenues) for the three months ended March 31, 2015. The recession has caused a severe drop in sales of high value equipment and forced competition to dramatically lower prices as well as shifting new tank car build schedules to future periods.

•	EBITDA (Loss) for the three months ended March 31, 2016 was $(736,677) compared to EBITDA of $1,682,418 for the three months ended March 31, 2015.

•	Management compensation for the three months ended March 31, 2016 fell to $156,060 compared to $306,442 for the three months ended March 31, 2015.

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Reported net loss of $686,404 included items not involving cash for amortization of assets including our new production facility in Bonham, Texas in the amount of $64,224, unrealized foreign exchange gain of $157,582 and share-based expense for incentive stock options (Black-Scholes) in the amount of $43,085.

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The Company has no taxable income and has not recorded an income tax expense for the three months ended March 31, 2016 compared to an income tax expense of $344,280 for the three months ended March 31, 2015.

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The Canadian dollar has improved in value against the US dollar during the first quarter resulting in a provision for an unrealized foreign exchange gain for our Canadian assets in the amount of $157,582 for the three months ended March 31, 2016 compared to an unrealized exchange loss of $416,032 for the three months ended March 31, 2015.

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To prepare for anticipated product orders created by new PHMSA regulations originally scheduled for January 2015 the Company invested heavily in inventories that were higher than ideal. Inventories were at $7,108,580 at March 31, 2016 compared to $5,981,919 at December 31, 2015.

•	Company remains free of interest-bearing long-term debt commitments.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2016 the Company had cash on deposit in the amount of $3,346,383, accounts receivable of $1,267,888, prepaid expenses of $301,890, income tax receivable of $683,163 and inventory of $7,108,580 compared to cash on deposit in the amount of $3,175,292, accounts receivable of $1,706,488, prepaid expenses of $1,301,873 and inventory of $5,981,919 at December 31, 2015. The Company’s current ratio at March 31, 2016 was 4:1 which was unchanged from December 31, 2015.

The working capital position of the Company at March 31, 2016 was $9,513,958 compared to the working capital position of the Company at December 31 2015 of $10,099,390.

Net assets of the Company were $12,963,400 at March 31, 2016 compared to net assets of $13,606,719 at December 31, 2015. At March 31, 2016 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

The railroad recession continued to worsen in the first quarter of 2016. HAZMAT businesses have cut back on production which has led to lower demand for rail tank cars. This in turn has dramatically slowed the production business of rail tank car manufacturers and consequently Kelso. There are many reasons for this trend which include regulatory uncertainty, low commodity prices for crude oil and depressed economic activity in many sectors. This trend is expected to continue throughout 2016 with improved activity in 2017.

Affecting our business outlook is the impact of mandatory new regulations for HAZMAT tank cars. On May 1, 2015 Transport Canada and the Department of Transportation (DOT) of the United States put forth their much anticipated design specifications for the new DOT- 117 rail tank cars to be used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA), Transport Canada and the Federal Railroad Administration.

The new rules establish a timetable for the removal of existing DOT-111 rail tank cars transporting dangerous goods including crude oil, ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies for the rail transport of hazardous materials.

Originally scheduled for January 2015 the delayed PHMSA regulations in combination with the railroad recession have proven problematic to the owners of rail tank cars. Shippers of HAZMAT are currently determining how to “right size” their tank car operations given the new regulations and current economic conditions. These shippers are slowly announcing their plans about how they intend to invest in new rail cars and their retrofit plans for existing tank cars in order to meet regulatory guidelines on schedule. Compliance with the new DOT-117 regulations for crude oil transportation must be achieved in early 2018, a situation that should improve the long-term performance of the Company.

We continue to focus on the service of our customers with a broader range of equipment that can generate financial growth with higher revenues per tank car when demand improves. In addition to our rail business we have reached the point where we will begin to introduce new innovative products to markets such as trucking and first responders. Our financial health and ability to conduct business remains strong and our capital needs continue to be financed from operations and existing reserves with no interest bearing debt to service.

Business development will continue to be affected by negative factors that remain beyond our control. Kelso is a longer term development enterprise that has had early financial success. The effectiveness of our business model has been proven with the generation of positive cash flows from operations over the past three years. Our strategic objective is to continue to grow a strong corporate brand that consistently generates new business opportunities for Kelso to develop. Our proven product development expertise and trusted reputation in the industry will allow us to build a larger business platform that can provide better financial rewards for shareholders over time.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors, James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization and non-cash share-based expense (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that compliance with the new DOT-117 regulations for crude oil transportation must be achieved in early 2018, a situation that should improve the long-term performance of the Company; our financial health and ability to conduct business is strong and our capital needs continue to be financed from operations and existing reserves with no interest bearing debt to service; that we plan to service our customers with a broader range of railway equipment generating financial growth with higher revenues per tank car when demand improves; and that our proven product development expertise and trusted reputation in the industry will allow us to build a larger business platform that can provide better financial rewards for shareholders over time. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com